Exhibit 99.1

Santiago, April 28, 2009

Mr.

Guillermo Larraín Ríos

Superintendent

Superintendence of Securities and Insurance

Present

Re.: Material Fact – Report of First Quarter Results prior to publication of FECU.

To whom it may concern:

In accordance with Article 9 and the second subsection of Article 10 of Law No. 18,045 concerning the Stock Market, and the General Rule No. 30 of the Superintendence of Securities and Insurance, I, being duly empowered, hereby inform you of the following material fact:

In accordance with the rules of the Superintendence of Securities and Insurance, LAN Airlines S.A. is reporting its results under IFRS beginning the first quarter of 2009. Thus, LAN Airlines, S.A. is one of the first companies in the country to report its results in accordance with this new rule which is aligned with international standards. The results corresponding to the first quarter of 2008 shall also be presented under IFRS for comparison purposes.

Based on the aforementioned, as of this date, and notwithstanding the transfer of the corresponding FECU within the applicable periods, the Directors’ Committee and the Board of Directors of LAN Airlines S.A., has approved the publication, as a material fact, of the financial information attached hereto. This corresponds to the financial information summarized in the Consolidated Income Statements and Balance Sheets of the company, and it also includes a qualitative explanation of the operational performance for the quarter ending March 31, 2009. Additionally, LAN Airlines S.A. has published an explanation of the main impacts of the transition to IFRS on its results for the 2008 fiscal year.

Be it known that LAN Airlines S.A. shall provide this financial information to its shareholders, investors and the market in general, with the purpose of (i) presenting truthful information, sufficient and timely before the presentation of the respective FECU in accordance with the applicable periods; (ii) carrying out the presentation of financial information to the market, investors and analysts within the given time frame on behalf of LAN Airlines S.A., as has been its practice in the last years; and (iii) maintaining our shareholders, investors and market, in general, adequately informed with respect to the presentation of financial information of LAN Airlines S.A. under IFRS beginning this year.

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Exhibit 99.1

Finally, we confirm that this financial information does not replace nor modify the corresponding FECU under IFRS, which shall be presented for the purposes of the 2009 quarter within the terms provided in the rules of the Superintendence of Securities and Insurance.

Yours sincerely,

/s/ Alejandro de la Fuente Goic

Alejandro de la Fuente Goic

Vice President of Corporate Finance

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